Exhibit 99.8

RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988

June 16, 2010
Boards of Directors
Standard Mutual Holding Company
Standard Bank PaSB
2640 Monroeville Boulevard
Monroeville, Pennsylvania 15146

Re:	Plan of Conversion Standard Mutual Holding Company Standard Bank, PaSB
Members of the Boards:
     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Directors of Standard Mutual Holding Company (the “MHC”). The Plan provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, the MHC will be merged into Standard Financial Corp., a newly-formed Maryland corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent a 100% ownership interest in Standard Bank, PaSB (“Standard Bank”).
     We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the total stockholders’ equity of Standard Bank as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of Standard Bank). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Standard Bank. We further understand that Standard Bank will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan. The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of Standard Bank (or the Company and Standard Bank).
     In the unlikely event that either Standard Bank (or the Company and Standard Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of March 31, 2009 and June 30, 2010 of the liquidation account maintained by the Company. Also, in a complete liquidation of both entities, or of Standard Bank, when the Company has insufficient assets (other than the stock of Standard Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Standard Bank has positive net worth, Standard Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Standard Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Standard Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP Financial, LC.
Boards of Directors
June 16, 2010

     Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Standard Bank (or the Company and Standard Bank), that liquidation rights in the Company automatically transfer to Standard Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Standard Bank, and that after two years from the date of conversion and upon written request of the primary regulator, the Company will transfer the liquidation account and depositors’ interest in such account to Standard Bank and the liquidation account shall thereupon become the liquidation account of Standard Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Standard Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP Financial, LC.